April 13, 2011

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Investors Trust
SEC File Nos. 33-23512; 811-05629

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer and Jay Stamper on April 4, 2011, for Post-Effective Amendment No. 105 filed on or about February 10, 2011, to the Registration Statement on Form N-1A for ING Investors Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.

Comment:          The Staff requested that the Registrant confirm that derivatives disclosure for each portfolio describes the specific derivative instruments the portfolio will use to achieve its investment objective and their related risks.

Response:           The Registrant confirms that the principal investment strategies for those portfolios that invest in derivatives reflect the purpose(s) of their use in the portfolios’ principal investment strategies and the Registrant confirms that the appropriate applicable related risks have also been included. The Registrant believes that these revisions are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

2.

Comment:          The Staff also advised the Registrant that within 15 days of effectiveness of the annual update to the registration statement, it must file an exhibit to the registration statement that provides an electronically tagged risk/return summary for the prospectuses.

Response: The Registrant will make the required XBRL filing within 15 business days of the effective date of Post-Effective Amendment No. 105, which is April 29, 2011.

3.	Comment: The Staff requested that negative performance use a negative sign rather than a parenthetical.

Response: The Registrant is taking this request under consideration but was not able to coordinate the different technologies in use for our content management system, accounting system and XBRL.

4.	Comment: The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response:           The Registrant appreciates the comment but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

5.	Comment: The Staff requested that the inception date column be removed from the performance table and that the information be included as a parenthetical to the name of each class.

Response: The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

6.	Comment: The Staff believes that the risks should be tied back to the Portfolio to which they apply. The Staff suggested a table or parentheticals after each risk

Response:           The Registrant appreciates the comment but believes that if the risks are reviewed with the disclosure in the principal investment strategies, it is clear which risks apply to which Portfolio. In addition, the third paragraph of the section entitled “Additional Information About the Portfolios’ Risks” in Item 9 clearly states that the risks in Item 9 expand on the risks included in Item 4.

7.	Comment: The Staff requested that the disclosure regarding the 60-day notification of any change in the Rule 35d-1 disclosure be moved out of the Summary Prospectus as it does not belong in Item 4.

Response: The Registrant appreciates the comment, but believes that the Rule 35d-1 disclosure is an important part of the principal investment strategies.

Fund Specific Comments

ING Invesco Van Kampen Growth and Income Portfolio

8.	Comment: The Staff requested that disclosure be added to explain what “portfolio management purposes” means as it relates to the use of derivatives.

Response: The Registrant has revised the principal investment strategies of the Portfolio to reflect the purpose of their use in the Portfolio’s principal investment strategies.

ING Marsico Growth Portfolio

9.	Comment: The Staff requested that the Registrant clarify or define the term “market” sector and distinguish it from an industry.

Response: The Registrant has revised the disclosure to reflect that a sector is a group of industries.

10.	Comment: The Staff commented that the Registrant has not summarized the strategy and risks as stated in Item 4. Please summarize the strategy and risks and move additional details to Item 9.

Response:           The Registrant currently provides the risk description in response to both Item 4(b) (a summarized description) and Item 9(c) (a detailed description) in the prospectuses. However, with respect to the description of principal investment strategies, the Registrant does not always include two separate versions: Item 4(a) (summarized) version and Item 9(b) (detailed) version. Instead, the Registrant may choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it the statutory section of the prospectus. The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.” This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

ING T. Rowe Price International Stock Portfolio

11.	Comment: The Staff noted that the Portfolio references “other securities” in its principal strategies disclosure. Please disclosure what those other securities are.

Response: The reference to other securities has been removed from the principal investment strategies.

12.	Comment: The Staff requested that the Registrant add disclosure in the principal strategies of the Portfolio corresponding to the inclusion of derivative instruments risk.

Response: The Registrant has added the additional disclosure regarding derivatives to the principal investment strategies of the Portfolio.

ING Oppenheimer Active Allocation Portfolio

13.	Comment: The Staff requested that disclosure be added to the principal investment strategies of the Portfolio that it is a fund-of-fund.

Response: The Prospectus states in the first sentence of the Portfolio’s principal investment strategies states that the Portfolio pursues its investment objective by investing in other mutual funds.

14.

Comment:          The Staff requested that the Registrant include full disclosure as to the equity and fixed-income securities in which the portfolio, through the underlying funds, may invest and provide corresponding risk disclosure.

Response: The Registrant believes that the disclosure with regard to the equity and fixed-income securities in which the Portfolio invests through the underlying funds is adequate.

15.

Comment:          The Staff requested that the Registrant clearly identify whether the risks on page 5 are principal risks in response to Item 9.  In addition, in response to this item please disclose only those risks which are principal risks to the portfolio.

Response:           The Registrant believes that many of the risks of the underlying funds are also principal risks of the Portfolios. In addition, the Registrant believes that the introductory paragraph of the risk section has adequate disclosure to make it clear that the risks can apply to the Portfolios and the Underlying Funds.

ING Retirement Portfolios

16.	Comment: The Staff requested that disclosure be added to the principal investment strategies of the Portfolio that it is a fund-of-fund.

Response: The Prospectus states in the first sentence of the Portfolio’s principal investment strategies states that the Portfolio pursues its investment objective by investing in other mutual funds.

17.	Comment: The Staff requested that the Registrant include principal risk disclosure for the absolute return strategies.

Response:           The Portfolio is not presently investing in any funds that would be included in the absolute return strategies asset class, but is reserving the right to do so in the future. If the Sub-Adviser decides to invest in that asset class, the Registrant will revise the prospectus to include the new underlying fund(s) and any new risks that may be necessary.

ING American Funds Bond Portfolio

18.

Comment:          Please include principal risk disclosure corresponding to the strategy disclosure that the master fund’s debt securities investments include investments in securities backed by “other assets” (mortgage-backed securities risk is disclosed as a principal risk without reference to other asset-backed securities).

Response:           The disclosure in the Portfolio’s prospectus reflects the disclosure as contained in the Master Feeder’s prospectus. If the Master Feeder’s prospectus is changed in the future, the Registrant will amend the Portfolio’s prospectus in due course.

ING DFA World Equity Portfolio

19.

Comment:          The Staff requested that the Registrant include in principal risks the risks corresponding to disclosure in the principal strategies as to investments in the financial services sector. In addition, the Staff requested that if this is not a part of the principal strategies to the Portfolio, the disclosure should be removed.

Response:           The Registrant believes that the Concentration Risk in the summary section of the prospectus covers the risk of concentrating investments in a particular sector. The specific risks of the financial services sector is addressed in the risk entitled “Concentration in the Financial Services Sector” in the statutory section of the prospectus.

ING American Funds World Allocation Portfolio

30.	Comment: The Staff requested that disclosure be added to the principal investment strategies of the Portfolio that it is a fund-of-fund.

Response: The Prospectus states in the first sentence of the Portfolio’s principal investment strategies states that the Portfolio pursues its investment objective by investing in other mutual funds.

31.

Comment:          The Staff requested that the Registration include full disclosure as to the equity and fixed-income securities in which the Portfolio, through the underlying funds, may invest and that “but are not limited to” be removed from the definition.

Response: The Registrant believes that the disclosure with regard to the equity and fixed-income securities in which the Portfolio invests through the underlying funds is adequate.

ING Franklin Templeton Founding Strategy Portfolio

32.	Comment: The Staff requested that disclosure be added to the principal investment strategies of the Portfolio that it is a fund-of-fund.

Response: The Prospectus states in the first sentence of the Portfolio’s principal investment strategies states that the Portfolio pursues its investment objective by investing in other mutual funds.

33.

Comment:          The Staff requested that full disclosure be provided as to the equity and fixed-income securities in which the Portfolio, through the underlying funds, may invest. The Staff also requested that “but are not limited to” be removed from the disclosure.

Response: The Registrant believes that the disclosure with regard to the equity and fixed-income securities in which the Portfolio invests through the underlying funds is adequate.

34.	Comment: The Staff requested that the Registrant provide the information required by Item 5(b) as to the portfolio manager(s).

Response:           The Registrant represents that the Portfolio is not an actively managed portfolio and does not have a sub-adviser or a portfolio manager. Therefore, there is no additional information to be added to Item 5(b).

* * * * * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Senior Vice President and Counsel
ING Funds

Dechert LLP

ATTACHMENT A

[ING Funds Logo]

April 13, 2011

VIA EDGAR

Mr. Jeffrey Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Investors Trust
SEC File Nos. 33-23512; 811-05629

Dear Mr. Foor:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Counsel
ING Funds

Attachments

cc:        Dechert LLP